Exhibit 99.1

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NEWS RELEASE

OLYMPUS COMPLETES AN ADDITIONAL TRANCHE OF THE BAU ACQUISITION AND EXTENDS TERMS OF REMAINING TRANCHES

Toronto, January 24, 2012, Olympus Pacific Minerals Inc. Chief Executive Officer John Seton announces that the Company has completed tranche 3b acquiring a further 2.72% in the Bau Gold Project, East Malaysia by payment of USD$3m taking its total ownership of the Joint Venture Company, North Borneo Gold Sdn Bhd to 83.25%.

In order to apply additional resources towards development at the Bau Gold Project which is currently in full feasibility with the objective of achieving a favourable development decision targeting stage one production of 100,000 oz of gold per annum by 2014 (see Olympus press release dated September 8, 2011), the parties also entered into a variation agreement on January 20, 2012:
•
extending the timing of the payments and settlement of the remaining USD$11m due under tranches 3c, 4a and 4b to acquire a further 10.3% interest in North Borneo Gold as indicated in the table below culminating in a total interest of 93.55%; and

•	extending until January 21, 2013 the date for satisfaction of the condition precedent required for settling Tranche 3c.

There is no increase in the overall amount payable by Olympus.

	Purchase Price	Original Purchase Date	Revised Purchase Date	North Borneo Gold Class A Shares	Company’s Effective Holdings
Tranche 3c	$2,000,000	4/20/2012	1/28/2013	4,500	85.05%
Tranche 4a	$3,000,000	12/14/2012	9/13/2013	7,000	87.85%
Tranche 4b	$6,000,000	7/15/2013	1/21/2014	14,250	93.55%

Background to the Bau Gold Project

The Bau property is a brown-field project, spread over a large geographic area in which the Company owns rights to mining tenements covering much of the historic Bau Goldfield in Sarawak, East Malaysia.

The Bau Goldfield lies within the Borneo metalliferous belt, which contains many other important gold mining camps, including Kelian, Mamut and Masupa.

The geology and mineralization of the Bau Goldfield have been compared with that of the Carlin District of Nevada, USA (cumulative production > 60M oz).

The property was acquired pursuant to the Company’s merger with Zedex Minerals Ltd. in 2009 (see Olympus press release dated December 17, 2009).

About Olympus

Olympus is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, the Bong Mieu and Phuoc Son mines in Central Vietnam, and Capcapo in the Philippines.

The Company expects to substantially expand its combined gold production capacity by 2014. East Malaysia is the primary focus, and Phase One of Bau Central is now in full feasibility phase. Vietnam’s production and development activities will provide cash to assist in funding a portion of its future development expenditures. Olympus also expects an increase of its attributed gold resources through continued exploration on the advanced properties having demonstrably large upside potential.

Olympus Pacific Minerals Inc.

John A. G. Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,

Vice-President Investor Relations

T: (416) 572-2525 or TF: 1-888-902-5522

F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the

Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.